Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER INTERCEPTS 4 METRES OF 25 g/t GOLD AT CARMEN GOLD-SILVER DEPOSIT, MONTERDE PROJECT

May 19, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the results of a further 9 drill holes from its ongoing drill program at the Carmen Deposit at its Monterde Project in Mexico. Five of the drill holes (MTR-480, 481, 482, 490 and 491) were drilled to upgrade the confidence level of shallow mineral resources potentially amenable to open pit extraction (“Carmen Pit” targets), while the remaining holes were drilled with the objective of expanding and upgrading mineral resources potentially amenable to underground extraction (“Carmen Deep” targets), particularly on the main Carmen structure. The drilling of the Carmen Deep targets utilizes a combination of reverse circulation drilling at the top of the hole and diamond drilling in the lower part of the hole. The drilling continues to be successful with several high-grade intercepts returned from the main Carmen structure and associated hanging wall splays as well as the Hilos and Cob structures, within the Carmen deposit. Mineralization in the Carmen Deep areas is associated with moderate to strong silicification within a package of felsic to intermediate flows and pyroclastic rocks.

“We are very pleased with the recent gold-silver assay results from drilling at the Carmen deposit,” said Gordon Cummings, President and CEO of Kimber Resources. “The five reverse circulation drill holes were completed as part of our work program to upgrade mineral resources in the upper portions of the Carmen deposit. The four holes drilled by a combination of reverse circulation and diamond drill targeted the Carmen Deep areas and successfully confirmed high grade gold-silver mineralization in multiple structures, with a number of high grade intercepts below the main prior drilling at the Carmen deposit. With two core rigs and one reverse circulation rig on site we are looking to complete a substantial amount of drilling over the next eight weeks with the potential of significantly expanding and upgrading high grade gold-silver mineral resources at Monterde.”

Highlights of assay results from the nine holes drilled at the Carmen deposit are tabulated below, while complete results are attached:

Drill hole	Section	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)	Gold equivalent (g/t)
MTRD-473	38	26.0	30.0	4.0	3.2	85.3	4.6
and		176.0	182.0	6.0	2.2	47.7	3.0
including		176.0	178.0	2.0	2.5	91.0	4.0
and		188.0	192.0	4.0	25.1	13.6	25.3
including		188.0	190.0	2.0	48.2	23.9	48.6
and		220.0	224.0	4.0	2.7	19.4	3.0

Drill hole	Section	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)	Gold equivalent (g/t)
MTRD-473		240.0	244.0	4.0	3.1	19.3	3.4
and		296.0	296.8	0.8	19.2	269.0	23.7
and		339.6	343.5	3.9	3.6	78.6	4.9
MTR-480	28.5	20.0	52.0	32.0	1.4	71.4	2.6
including		24.0	30.0	6.0	5.9	112.9	7.8
including		48.0	50.0	2.0	2.2	143.0	4.6
MTR-481		84.0	94.0	10.0	0.7	67.7	1.8
including		86.0	88.0	2.0	3.3	141.0	5.6
MTR-490	39.5	10.0	18.0	8.0	1.1	115.4	3.0
MTRD-472		268.0	276.5	8.5	1.2	96.2	2.8
including		271.0	275.0	4.0	2.2	95.7	3.8
MTRD-478	44	60.0	64.0	4.0	2.3	232.0	6.1
and		116.0	118.0	2.0	5.9	36.2	6.5
and		156.0	162.0	6.0	4.2	40.6	4.9
and		348.4	352.6	4.2	13.0	11.8	13.2

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
** Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

In order to review a plan view of the location of the drill collars of each hole and to view certain vertical sections showing a selection of holes and intercepts detailed in the highlights summary above please click on the following link: http://www.kimberresources.com/properties-carmen

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen drill results
To accompany Kimber News Release Dated May 19, 2011

Drill hole	Section	From (m)	To (m)	Intercept *(m)	Drill type	Gold (g/t)	Silver (g/t)	Gold equivalent (g/t)	Structure
MTR-480	28.5	20.0	52.0	32.0	RC	1.4	71.4	2.6	HW Splay Carmen
including		24.0	30.0	6.0	RC	5.9	112.9	7.8	Splay2 HW Carmen
including		48.0	50.0	2.0	RC	2.2	143.0	4.6	Carmen
MTR-481	27.5	0.0	10.0	10.0	RC	0.3	55.7	1.2	HW Splay Carmen
and		62.0	68.0	6.0	RC	0.3	50.0	1.1
and		84.0	94.0	10.0	RC	0.7	67.7	1.8	Carmen
including		86.0	88.0	2.0	RC	3.3	141.0	5.6	Carmen
MTR-482	39.5	72.0	78.0	6.0	RC	0.1	38.8	0.8	Cob
MTR-490	39.5	10.0	18.0	8.0	RC	1.1	115.4	3.0	Hilos C2
MTR-491	40.5	20.0	26.0	6.0	RC	0.3	35.0	0.9	Hilos Splay1
MTRD-471	23	306.0	310.6	4.6	Core	1.2	22.7	1.6	Cob
MTRD-472	27	36.0	46.0	10.0	RC	0.6	40.6	1.3	New structure
and		268.0	276.5	8.5	Core	1.2	96.2	2.8	Cob
including		271.0	275.0	4.0	Core	2.2	95.7	3.8	Cob
MTRD-473	38	26.0	30.0	4.0	RC	3.2	85.3	4.6	Cob
and		134.0	136.0	2.0	RC	1.9	85.6	3.4	HW Splay Hilos
and		142.0	150.0	8.0	RC	1.0	28.7	1.5	Hilos Splay1
and		176.0	182.0	6.0	RC	2.2	47.7	3.0	Hilos C2

Drill hole	Section	From (m)	To (m)	Intercept *(m)	Drill type	Gold (g/t)	Silver (g/t)	Gold equivalent (g/t)	Structure
including		176.0	178.0	2.0	RC	2.5	91.0	4.0	Hilos C2
and		188.0	192.0	4.0	RC	25.1	13.6	25.3	FW Splay Hilos C2
including		188.0	190.0	2.0	RC	48.2	23.9	48.6	FW Splay Hilos C2
and		220.0	224.0	4.0	RC	2.7	19.4	3.0	Splay2 FW Hilos C2
including		222.0	224.0	2.0	RC	3.3	16.8	3.6	Splay2 FW Hilos C2
and		240.0	250.0	10.0	RC	1.7	10.1	1.9	Hilos
including		240.0	244.0	4.0	RC	3.1	19.3	3.4	Hilos
and		296.0	296.8	0.8	Core	19.2	269.0	23.6	HW Splay Carmen
and		339.6	343.5	3.9	Core	3.6	78.6	4.9	Carmen
MTRD-478	44	54.0	72.0	18.0	RC	0.7	103.7	2.5	Hilos
including		60.0	64.0	4.0	RC	2.3	232.0	6.1	Hilos
and		116.0	118.0	2.0	RC	5.9	36.2	6.5	FW Splay Hilos C2
and		156.0	162.0	6.0	RC	4.2	40.6	4.9	HW Splay Carmen
including		156.0	158.0	2.0	RC	11.4	92.0	12.9	HW Splay Carmen
and		200.0	205.5	5.5	RC	0.03	35.9	0.6	HW Splay Carmen
and		260.8	267.5	6.7	Core	0.4	43.7	1.1	HW Splay Carmen
and		348.4	352.6	4.2	Core	13.0	11.8	13.2	Carmen
including		348.4	349.7	1.3	Core	37.3	19.6	37.6	Carmen

*  True widths are expected to range between 65% and 85% of the intervals reported on the table above.
** Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.